FOR IMMEDIATE RELEASE

CONTACT:
Curtis J. Zamec or Bill W. Forsberg
708-865-1600
cjzamec@wilbertinc.com
bforsberg@wilbertinc.com

          WILBERT, INC. PROPOSES TO ACQUIRE THE YORK GROUP, INC.
                               FOR $6.50 PER SHARE

      CHICAGO, IL-March 19, 2001-Wilbert, Inc. today announced that it has sent a letter to the Board of Directors of The York Group, Inc. (NASDAQ:YRKG), proposing to acquire all of the outstanding shares of York for $6.50 per share in cash, which represents a 40.5 percent premium over the closing price of York common stock on March 15, 2001. Wilbert also offered to provide a way for York stockholders who preferred to continue their investment in the funeral service industry to exchange their York shares for an ownership interest in the combined companies.

      Wilbert, Inc. is the parent company of Wilbert Funeral Services, Inc. the world's largest burial vault company. The York Group, Inc. is the second largest finished casket manufacturer and a multi-faceted supplier for the death care industry in North America. Wilbert currently owns approximately 14.1 percent of York's outstanding common stock and is the Company's largest stockholder.

      Wilbert's Chairman and Chief Executive Officer, Curtis J. Zamec, said, "Wilbert's mission is to become the funeral professional's preferred resource for a full line of quality services and products. We strongly believe combining the resources of Wilbert and York will enhance the ability of both companies to serve their respective customers." In explaining the offer Mr. Zamec said, "York's Board of Directors adopted a poison pill in September of 2000 which effectively prohibits Wilbert from buying additional shares from other stockholders, has refused to nominate Wilbert's proposed slate of directors for election at York's 2001 annual meeting or to provide Wilbert any seats on its Board, and has been unwilling to enter into meaningful discussions with Wilbert regarding a business combination. Therefore, we believe offering to purchase, at a substantial premium to their current market price, the shares of all stockholders who wish to sell their holdings and offering those stockholders who believe in our vision the opportunity to continue their ownership in the combined company is the best way to complete a business combination."

      Wilbert recognizes the expertise and importance of York's independent distributors and has a strong desire to maintain the integrity of that network. According to Mr. Zamec, "The combined company would work to increase involvement by York's independent distributors and would expect to give them a larger voice in operations, much the same way that we have with our own licensees."

      Founded in 1893, Wilbert Inc. is the privately held holding company of Wilbert Funeral Services, Inc. (WFSI), Thermoform Plastics Inc. (TPI) and American Industrial Technologies, Inc. (Ameritek-AIT). WFSI is the leading single-source supplier of burial vaults and cremation-related products and services to over 22,000 funeral homes, cemeteries and crematories in North America. With over 250 manufacturing, warehousing and distribution locations in the United States and Canada, WFSI is the largest concrete burial vault manufacturer in the world. Thermoform, one of the largest custom-thermoforming manufacturers in the nation, specializes in manufacturing large parts for the agricultural, heavy truck and recreational industries, and also supplies WFSI with liners used in burial vaults. Ameritek is a leading producer of laminating and specialty adhesives, rust-inhibiting coatings, sealants and adhesives for many industries, as well as burial vault products.

      The York Group has casket and metal vault manufacturing assembly plants located in key states with both company and independently owned distribution centers strategically located throughout the nation; custom memorialization bronze foundries; a merchandising and architectural design firm in New Orleans; and a pre-need market agency in Houston Texas. Total revenues for The York Group were $192.5 million in 2000.

      The complete text of Zamec's letter to York's Board of Directors follows:

March 16, 2001

Board of Directors
The York Group, Inc.
c/o Mr. Thomas J. Crawford
Chairman of the Board and Chief Executive Officer
8554 Katy Freeway, Suite 200
Houston, TX  77024

Gentlemen:

      Wilbert, Inc. ("Wilbert") initiated discussions with The York Group, Inc. ("York") in the fall of 1999. We were hopeful that you would share our vision for combining York's and Wilbert's businesses to create an entity that could better serve the consolidating death care industry, provide greater returns to our stockholders and offer more opportunities to our employees. Following numerous meetings, we indicated in writing our interest in exploring a business combination. In response to York's request, we verbally suggested several alternative transaction structures, and in February 2001 offered, in writing, to assist with York's financing efforts. In each case, we have been disappointed by your refusal to engage in meaningful negotiations regarding our proposals.

      While many in the industry agree with our vision, it is clear from your actions that you do not. As the largest stockholder of York with approximately 14.1% of its outstanding stock, we disagree with your position and believe it is in the best interests of both companies' stockholders to pursue a business combination. Therefore, Wilbert's Board of Directors has authorized this

proposal to purchase, for cash, the shares of all York stockholders who wish to sell their shares, while allowing those who share our vision of joining and growing the companies the opportunity to continue their investment in a combined entity.

      We propose a combination of York and Wilbert in which all York stockholders who wish to sell their York stock receive $6.50 per share in cash. For stockholders who wish to continue their ownership, we are willing to provide stock in the combined entity in exchange for York shares. We believe the cash alternative would be very attractive to your stockholders who wish to liquidate their investment, representing a 40.5% premium over the closing price of York common stock on March 15, 2001. We believe the stock alternative would be attractive to those York stockholders who desire the opportunity to keep their equity investment in the combined enterprise. Hence, your stockholders have the freedom to choose cash or stock.

      Wilbert licensees have always played a significant role in the success of Wilbert. Because of that, we recognize the expertise and importance of York's independent distributors and have a strong desire to maintain the integrity of that distribution network. Under Wilbert's ownership, we would work to continue the involvement of York's independent distributors and would expect to give them a larger voice in York's operations as we have with Wilbert licensees in our operations.

      We have been informed by our financial advisors and lenders that any financing required to complete the transaction would be readily available. Our proposal is based on analysis of publicly available information, subject to a standard due diligence investigation, absence of a material adverse change in York's situation, and to York's Board of Directors approving the transaction, thereby excepting the transaction from Delaware's anti-takeover statutes and York's stockholder rights plan. Further analysis, completion of due diligence and a better understanding of York's prospects could allow Wilbert to adjust its offer.

      We hope that our proposal will receive the prompt attention of York's Board of Directors, and we are determined to take every appropriate action to fully explore it. We believe other York stockholders will agree that this proposal must be seriously considered before York assumes the burden and unnecessary expense of a new bank debt facility or the additional business disruption of reorganizing operations to facilitate additional asset sales.

      Our objective is to work with you in a professional and constructive manner to complete a negotiated, mutually satisfactory business combination so that its full potential can be realized and the best interests of all York and Wilbert stockholders can be served. We and our financial and legal advisors are prepared to meet with you at any time and place. In view of the importance of this matter, we request your response by no later than the close of business on Monday, March 26, 2001.

                                    Very truly yours,

                                    /s/ C. J. Zamec

                                    Curtis J. Zamec
                                    Chairman and Chief Executive Officer